UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-39042

Akazoo S.A.

(Translation of registrant’s name into English)

19 Rue de Bitbourg

1273 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

The sections entitled “Use of Non-IFRS Measures” beginning on page 2, “Financial Statements” beginning on page 4 and “Supplemental Information” beginning on page 9 of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Form F-3 Registration Statement File No. 333-223811.

The following information is furnished to the U.S. Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Description

99.1	Release, dated December 9, 2019 entitled “Akazoo Reports Third Quarter 2019 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akazoo S.A.

Date: December 9, 2019	By:	/s/ Apostolos N. Zervos
	Name:	Apostolos N. Zervos
	Title:	Chief Executive Officer